

Mail Stop 7010

June 21, 2006

via U.S. mail and facsimile

C. Dean McLain
Chief Executive Officer
Western Power and Equipment Corp.
6407-B NE 117th Avenue
Vancouver, WA 98662

>   **RE:**   **Western Power and Equipment Corp.**
>   **Form 10- K for the Fiscal Year Ended July 31, 2005**
>   **Filed September 28, 2005**
>   **File No. 0-26230**

Dear Mr. McLain:

We have reviewed your response letter dated June 5, 2006 and have the following additional comments.

Form 10-K for the Fiscal Year Ended July 31, 2005

1. We note your response to our prior comment three which indicates that you have accounted for the fair value of the warrants issued with your convertible debt as a component of equity. Your response did not address how you considered SFAS 133 and EITF 00-19 in the classification of these warrants. In this regard, warrants are freestanding instruments that need to be analyzed under paragraphs 6-9 of SFAS 133 in order to determine if they meet the definition of a derivative and analyzed under EITF 00-19 to determine classification. Please provide this analysis for all warrants issued with your convertible debt.

2. We further note in your response that the warrant contract permits the Company to settle in unregistered shares, however, because these warrants were registered in the Form S-1 filed July 22, 2005, it would appear that you are required to deliver registered shares upon exercise of the warrants. Tell us how you

considered paragraphs 17 and 18 of EITF 00-19 with regards to these warrants and how you determined that liability classification was not appropriate.

* * * *

As appropriate, respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, Melissa Rocha at (202) 551-3854, or me at (202) 551-3255 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Nili Shah
Accounting Branch Chief